UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Resonate, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-31139	94-3228496
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

385 Moffett Park Drive, Sunnyvale, California 94089

Telephone: (408) 548-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective as of March 31, 2003, Res Merger Sub, Inc. (“Acquisition”), a Delaware corporation and wholly-owned subsidiary of GTG Acquisition Corp. (“GTG”), a Delaware corporation, merged with and into Resonate Inc. (“Resonate”), a Delaware corporation, with Resonate Inc. as the surviving corporation in such merger. At the effective time of the merger, each outstanding share of common stock, par value $.0001 per share, of Resonate (other than shares held by stockholders who had perfected their appraisal rights under Delaware law and other than shares held by GTG, Acquisition and Resonate) was converted into the right to receive $1.94 in cash (less applicable withholding taxes), without interest thereon.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 31, 2003	By:	/s/ PETER WATKINS
		Name:	Peter Watkins
		Title:	President